UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                GSI LUMONICS INC.

                                (Name of Issuer)

                           Common Stock, no par value

                         (Title of Class of Securities)

                                    36229U102

                                 (CUSIP Number)

                                    March 22,
                                      1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |      Rule 13d-1(b)
         | |      Rule 13d-1(c)
         |X|      Rule 13d-1(d)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  36229U102                           13G                  Page 2 of 8

-------------------------------------------------------------------------------
1 Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

                   SUMITOMO HEAVY INDUSTRIES, LTD.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|_|
                   Not applicable                                   (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Japan
-------------------------------------------------------------------------------
                              5      SOLE VOTING POWER
      NUMBER OF SHARES
         BENEFICIALLY
        OWNED BY EACH
         REPORTING
        PERSON WITH
--------------------------------------------------------------------------------
                              6      SHARED VOTING POWER

                                     4,078,238
-------------------------------------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     4,078,238
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,078,238

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   Not applicable
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.19%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*


                   CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  36229U102                           13G                  Page 3 of 8

--------------------------------------------------------------------------------
1 Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

                   SHI CANADA INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)|_|
                   Not applicable                             (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canada
--------------------------------------------------------------------------------

                              5      SOLE VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                 4,078,238
        OWNED BY EACH
         REPORTING
        PERSON WITH
--------------------------------------------------------------------------------
                              6      SHARED VOTING POWER


--------------------------------------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                     4,078,238

--------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,078,238

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                   Not applicable
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.19%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  36229U102                           13G                  Page 4 of 8

Item 1(a)         Name of Issuer:

GSI Lumonics Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

105 Schneider Road, Kanata, Ontario, K2K 1Y3, Canada

Item 2(a)         Name of Person Filing:

This statement is being jointly filed by the following (collectively, the "Reporting Persons"):

     (i)  Sumitomo Heavy Industries, Ltd. ("Sumitomo"); and

     (ii) SHI Canada Inc. ("SHI"), a wholly-owned subsidiary of Sumitomo.

Item 2(b)         Address of Principal Business Office:

The principal business office address of Sumitomo is 9-11, Kitashinagawa 5-Chome, Shinagawa, Tokyo, 141 Japan.

The principal business office address of SHI is P.O. Box 25, 199 Bay Street, Commerce Court West, Toronto, Ontario, Canada, M5L 1A9.

Item 2(c)         Citizenship:

Sumitomo is a corporation incorporated under the laws of Japan.

SHI is a corporation incorporated under the laws of Canada.

Item 2(d)         Title of Class of Securities:

Common Stock, no par value

Item 2(e)         CUSIP Number:

36229U102

Item 3       If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
              or (c), check whether the person filing is a:

(a)  |_|     Broker or Dealer registered under Section 15 of the Act
             (15 U.S.C. 78o);

(b)  |_|     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  |_|     Insurance Company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c);

(d)  |_|     An  Investment  Company  registered  under  section 8 of the
             Investment  Company Act of 1940 (15 U.S.C. 80a-8);

(e)  |_|     An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

CUSIP No.  36229U102                           13G                  Page 5 of 8

(f)  |_|    An employee benefit plan or endowment fund in accordance with
            ss.240.13d-1(b)(1)(ii)(F);

(g)  |_|    A parent holding company or control person, in accordance with
            ss.240.13d-1(b)(1)(ii)(G);

(h)  |_|    A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)  |_|    A church plan that is excluded from the definition of an
            investment company under section 3(c)(14) of the Investment
            Company Act of 1940 (15 U.S.C. 80a-3);

(j)  |_|    Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

The filing of this statement on Schedule 13G and the filing of any amendments thereto shall not be construed as an admission that Sumitomo is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement or any amendments thereto.

Based on the most recent information available, the aggregate number and percentage of the Shares of GSI (the securities identified pursuant to Item 1 of this Schedule 13G) that are beneficially owned by each of the Reporting Persons is set forth in boxes 9 and 11 of the second part of the cover page to this
Schedule 13G for each of the Reporting Persons, and such information is incorporated herein by reference.

The numbers of Shares of GSI as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired
                  the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group

Not applicable

CUSIP No.  36229U102                           13G                  Page 6 of 8

Item 9.      Notice of Dissolution of Group.

Not applicable

Item 10.     Certification.

Not applicable

CUSIP No.  36229U102                           13G                  Page 7 of 8

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                  IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 19th day of December, 2000.

                                                Sumitomo Heavy Industries, Ltd.



                                                By:  /s/ Yukio Kinshita
                                                     ---------------------------
                                                Name:    Yukio Kinoshita
                                                Title:   Senior Vice President



                                                SHI Canada Inc.



                                                By:  /s/ Yukio Kinshita
                                                     ---------------------------
                                                Name:    Yukio Kinoshita
                                                Title:   President and Chief
                                                         Executive Officer

CUSIP No.  36229U102                           13G                  Page 8 of 8


                                  EXHIBIT INDEX


Exhibit
No.             Description
-------         -----------
1.              Joint filing agreement dated December 19, 2000 between Sumitomo
                Heavy Industries, Ltd. and SHI Canada Inc.